UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ISRAEL ANNOUNCES FILING OF REQUEST FOR ARRANGEMENT OF DEBTS BY ITS SUBSIDIARY, MEGA RETAIL

YAKUM, Israel, June 29, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that its subsidiary, Mega Retail, has filed a voluntary request with the District Court in Lod, Israel for an arrangement of debts according to Section 350 of the Israel Companies Law. The filing includes a request by Mega Retail to summon meeting(s) of financial debtors, suppliers, service providers and lessors to submit a plan of recovery and arrangement for their approval. The filing is intended to be a first step in restructuring Mega Retail's debt obligations and to improve its liquidity.

Mega Retail has requested the court to approve the following steps to be taken during the interim period until approval of an arrangement by its creditors:

-	during interim period (July – August 2015), continuation of payments by Mega to its suppliers and service their debts outstanding prior to the court filing in Israel, to be paid in four installments, the first on the date originally agreed with Mega Retail and the remaining three installments to be paid seven, fourteen and twenty one days thereafter, respectively (other than manpower companies and minor suppliers whose full pre-court filing debts would be paid at their originally agreed dates). The payments would be made so long as the relevant suppliers and service providers continues to supply or provide services to Mega Retail in amounts needed and on the same terms as in effect prior to the court filing;

-	payment of lease payments to lessors for property leased by Mega Retail and management fees payable to management companies managing such properties to be made monthly (rather than quarterly, as is the case for most of Mega Retail's leases) and, effective October 1, 2015, cancellation of lease for logistic center in Kibbutz Eyal;

-	no payments of principal and interest to bank lenders during July and August 2015;

-	during interim period prohibition on third parties from foreclosing on personal and/or bank guarantees and/or indemnification letters and the like issued by Mega Retail or the Company for the benefit of the operations of Mega and to secure its debts in order to enable formulation of an arrangement and to prevent independent steps by certain creditors who can undermine the arrangement;

-	during interim period no change in relationship between suppliers of Mega Retail and their credit insurers such that suppliers would not be permitted to demand from credit insurers to activate insurance policies and credit insurers would not be permitted to change the terms of their insurance policies, including minimizing the credit insured by them, nor freeze their credit lines;

-	instruct all necessary suppliers to continue to supply their services or products to Mega Retail during the interim period in exchange for terms of payment and supply terms that were in effect prior to the court filing; and

-	Instruct all banks not to reduce their lines of credit during the interim period and not offset any funds of Mega Retail and the Company in such banks' possession in order to repay amounts owed by Mega to them.

The proposed debt arrangement contains the following elements:

-	deferral of payment (grace period) of all principal to bank lenders for three years from date of approval of arrangement, extension of principal repayment period to seven years following expiration of deferral period, with 8.5% of principal payable annually (on a quarterly basis) with balance of 40% payable in eighth year, and interest on all loans at annual rate of 3.5% linked to changes in consumer price index;

-	deferral of 30% of existing debt to suppliers and service providers (other than small suppliers, manpower companies and certain other suppliers) for two years from approval of the arrangement, with such amounts to be repayable thereafter as a loan in 36 equal monthly installments with 2% annual interest without linkage;

-	request by Mega Retail to the Company to enable suppliers and service providers, for a period of 12 months from approval of the arrangement only, to convert their deferred debt (all or in part) into ordinary shares of the Company, subject to approval of the Company's shareholders and applicable law – to be presented to creditors no later than two business days prior to the meeting of creditors; and

-	subject to court approval, right of Mega Retail to assume or reject existing agreements, including lease agreements with respect to which Mega Retail concludes that their continuation is not economical for Mega Retail, including the right to assign leases to third parties that Mega Retail elects to assume, on the same terms and for the same period as in the existing lease. The lease payments for properties assumed by Mega Retail would be decreased by 5% until end of lease terms unless otherwise agreed between Mega and the lessor, and payment of lease payments to lessors for property leased by Mega Retail to be made monthly.

The proposal does not include deletion of any debts to the applicable creditors, but only an extension of the applicable repayment period.

These requests are in addition to Mega Retail's recently announced agreement with its labor union, which includes reduction of salary by unionized employees aggregating NIS 26.25 million in 2015, reduction of salaries of non-unionized employees by 10%, and agreements by the Company to provide a credit line of up to NIS 120 million to Mega Retail to assist with peak temporary liquidity and to extend loans to Mega Retail in amount of up to NIS 100 million in the aggregate beginning June 1, 2015 repayable from Mega Retail's profits in thirty-six monthly installments commencing in January 2020. The Company also has outstanding guarantees and indemnification in the amount NIS 470 million (NIS 420 million outstanding as of December 31, 2015) in favor of financial institutions and credit insurance companies in connection with Mega Retail.

Mega Retail intends to continue to operate and serve its customers in the ordinary course of business.

Avigdor Kaplan, Mega Retail's Chairman and the Company's CEO, stated, "After careful consideration, the Board of Directors of Mega Retail concluded that filing for an arrangement of debts was the appropriate course of action for the Company. Overall, we continue to believe in Mega Retail and are committed to executing the strategic steps that we already started with the agreement with our employee union and bring Mega to its proper place in the Israeli retail industry.

The employees and owners have committed to give their part, and the employees have even made large and painful concessions. Mega Retail is now looking for support from additional other relevant parties in order to assist Mega Retail. We see our suppliers and service partners as full partners, and we all understand that in order to maintain healthy competitiveness in the industry, for customers and suppliers, Mega Retail must remain a major player, and its success is crucial and is a mutual interest for the benefit of all."

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ")TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the approval by the Israeli court and applicable creditors of Mega Retail's proposed debt arrangement and the uncertainty of success of such proposed arrangement, the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 29, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary